904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

GGL Diamond Corp.

August 5, 2005

PRESS RELEASE

GGL REPORTS ON ACTIVITIES FOR THE PERIOD ENDED MAY 31, 2005

VANCOUVER, British Columbia - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) reports on the activities of the Company for the period ended May 31, 2005 and subsequent events.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

DOYLE LAKE PROJECT, SOUTHEAST SLAVE CRATON

Doyle, GGL 100% owned

The Doyle contains the LA 1 to LA 30 mineral claims, of which the LA 4 to LA 9 mineral claims remain in the Joint Venture with De Beers Canada Inc. (40% GGL), while the remaining claims are wholly owned by the Company. Mineral claims LA 1 to LA 25 inclusive have been taken to lease. Claims LA 26 to LA 30 will be taken to lease at the appropriate time.

As of the date of this report, equipment is being mobilized to begin work on the 100%- owned claims. The work will include the taking of a 20 to 40 tonne mini bulk sample of kimberlite from the Doyle Sill for diamond analyses, drilling to better delineate the Doyle Sill, and the drill testing of one or more new targets.

(A drill program had been expected to begin in April based on sharing a drill with an unrelated company; that company, however, decided not to drill their property at that time.)

Doyle Leases, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25 1995, De Beers earned a 60% interest in the Doyle Lake properties. To date, De Beers has spent $7.5 million on these claims. De Beers has retained the LA 4 to LA 9 claims inclusive and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims were returned 100% to GGL.

De Beers, as operator, has indicated it has no plans at this time to continue exploration of the Doyle Leases on behalf of the joint venture. Consequently the Company and De Beers have been discussing the return of all or some of the leases to GGL to allow GGL to continue exploration. The discussions are ongoing and De Beers has expressed a willingness to co-operate and find a way to resolve the matter.

PROPERTIES IN THE CENTRAL SLAVE CRATON

The following exploration work was completed this year: ground geophysical surveys on the Courageous and Seahorse properties, the field examination of 84 geophysical anomalies selected from airborne geophysical surveys on the Seahorse, Courageous, Winter Lake North, BP, Winter Lake South, and Zip properties, and the collection of 134 kimberlite indicator mineral samples.

Based on this year's work and from previous exploration work, targets are being selected for drill testing. In mid to late August, after the drill crew has completed the drill program at the Doyle property, targets on the Starfish and Zip properties will be drilled and possibly additional targets on the Courageous property. Targets on lakes, funding permitting, will be drilled this coming winter. Time will not permit the drilling of all the summer targets, selected to date, this year.

dlw 8/17

FISHBACK PROJECT, SOUTHWEST SLAVE CRATON

The alteration encountered during the spring drilling program particularly in the drill holes FB-05-11 and FB-05-12, was encouraging as in many respects it resembles alteration associated with kimberlites. To test this possibility, samples of the core have been sent out for kimberlite indicator mineral analyses and chemical analyses. Complete results are expected soon and will be evaluated and reported on by qualified persons.

NEW PROPERTY ACQUISITION, DOYLE PROJECT AREA

The Company has acquired 21 mining leases (51,109 acres) from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements, in which royalties total 1.5%. The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office. The first lease rental payment of $51,109 has now been made.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA-1 mineral claim of GGL's 100%-owned Doyle claims. Two of the acquired leases are centred 5 km north of the Kennady Lake kimberlite pipes and adjoin the leases containing them, and two of the acquired leases are north of and adjoin the leases containing the Kelvin and Faraday kimberlite bodies.

The leases contain the MZ Lake kimberlite "sills" (shallow dipping sheet-like kimberlite bodies), four of which have been determined to be diamondiferous. One of the sills, named Sill-73, appears to extend for at least one kilometre along strike. The thickness of drill intersections varied from 7 cm to 2.19 m with the largest combined kimberlite intersection in one hole being 3.49 m, between 14.66 m and 19 m depth from surface. The largest number of micro-diamonds, 28 diamonds recovered from five kg, was recovered from drill hole MPV-01-73.

The Company plans to review the exploration results from the leases and to continue exploration.

FINANCIAL POSITION AND SUBSEQUENT EVENTS

For the six months ended May 31, 2005 the Company incurred $749,558 on exploration costs on mineral properties compared to $1,310,746 for the same period in 2004. Working capital as of May 31, 2005 was $2,067,604 compared to $1,121,411 at May 31, 2004.

Subsequent to May 31, 2005 the Company completed a private placement of $300,000 by way of a non-brokered placement of 1,666,666 units at $0.18 per unit. Each unit consists of one common share and one non transferable warrant. One warrant entitles the holder to purchase one common share for a term of two years at $0.20 per share in the first year and at $0.22 per share in the second year. The Company paid an 8.2% finder's fee in connection with this private placement. The securities have a hold period expiring on November 28, 2005.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com.